October 10, 2017

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor and Dorrie Yale

Re:	ProQR Therapeutics N.V.

Form 20-F for Fiscal Year Ended December 31, 2016

Filed March 31, 2017

File No. 001-36622

Ladies and Gentlemen:

This letter is submitted on behalf of ProQR Therapeutics N.V. (the “Company”), to respond to comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for Fiscal Year Ended December 31, 2016 for the Company filed with the Commission on March 31, 2017 (the “2016 Form 20-F”), as set forth in the Staff’s letter dated September 29, 2017 to Smital Shah, Chief Financial Officer (the “Comment Letter”).

For convenience of reference, we have set forth the Staff’s comment below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the 2016 Form 20-F unless otherwise indicated.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Intellectual Property, page 56

1.	In future filings, please expand your discussion regarding your exclusive license agreement with the Radboud University with respect to your LCA program to disclose the material terms, including the term, royalty term, and termination provisions of the agreement, as well as the royalty and other material payment provisions.

Response 1: The Company acknowledges the Staff’s comment and confirms that in its Form 20-F for Fiscal Year Ending December 31, 2017, it will expand the discussion of its exclusive license agreement with the Radboud University with respect to its LCA program to disclose the material terms, including the term, royalty term, and termination provisions of the agreement, as well as the royalty and other material payment provisions.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1483.

Very truly yours,

/s/ James H. Xu, Esq.

James H. Xu, Esq.

cc:	Daniel de Boer, Chief Executive Officer, ProQR Therapeutics N.V.

Smital Shah, Chief Financial Officer, ProQR Therapeutics N.V.

Mitchell S. Bloom, Partner, Goodwin Procter LLP

Danielle Lauzon, Partner, Goodwin Procter LLP